[LETTERHEAD OF JONES, WALKER,

WAECHTER, POITEVENT,

CARRÈRE & DENÈGRE, L.L.P]

February 8, 2010

Mr. William Friar

Senior Financial Analyst

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Fairmount Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-163797

Dear Mr. Friar:

On behalf of Fairmount Bancorp, Inc. (the “Registrant”) enclosed is Amendment No. 1 to the above-captioned Registration Statement. Amendment No. 1 is marked to indicate the changes made therein.

Responses to the comments in your letter of January 13, 2010, with respect to the Registration Statement are set forth below. Each of the responses has been numbered to correspond to the comments in your letter.

How we determined the Offering Range…., page 4

1.	We note that each of members of the peer group are substantially larger than your company. We presume that the reason for this is because there is no other company that is similar in size and characteristics. If this is the case, please briefly mention in this section.

Response

This section has been revised to indicate that the members of the peer group are substantially larger than Fairmount Bank and were included based on selection criteria for the appraisal. See page 5.

After-Market Performance Information…, page 7

2.	Please revise to replace the percentage price information with, or include in the chart, dollar price information and to summarize the general market and economic conditions

Mr. William Friar

February 8, 2010

that may have affected the stock prices of the companies listed in the table. Please also address the limited number of mutual-to-stock conversions that closed during the period covered by the table as compared to prior periods.

Response

The percentage price information has been replaced with dollar price information, and the general market and economic conditions that may have affected the stock prices of the listed companies are summarized. See page 7.

The limited number of mutual-to-stock conversions that closed during the period covered by the table as compared to prior periods is addressed. See pages 7-8.

3.	By footnote or otherwise, please disclose the reason for the 0.0% figures for St. Joseph Bancorp.

Response

The reason for the 0.0% figures for St. Joseph Bancorp is described in a footnote to the table. See page 7.

Benefits to Management…., page 7

4.	We note the table on page 8. Please quantify the dollar value benefit at the maximum adjusted offering level.

Response

The dollar value benefit at the maximum adjusted offering level has been quantified in the table. See page 83.

Our Policy Regarding Dividends…., page 12

5.	Please advise us whether or not the board has any plans or understandings with respect to the payment of dividends. If the board does have plans or understandings, consideration should be given to disclosing such plans or understandings, accompanied with appropriate cautionary language.

Response

The disclosure has been revised to state that the board has no plans or understandings with respect to the payment of dividends and that there can be no assurance that dividends will be paid in the foreseeable future. See pages 12 and 31.

Mr. William Friar

February 8, 2010

If Fairmount Bank’s allowance for loan losses., page 16

6.	Please disclose the dollar amount of the provision for loan losses on September 30, 2009 and December 31, 2008, and the dollar amount of nonperforming assets on those dates.

Response

The dollar amount of the provisions for loan losses at September 30, 2009, and September 30, 2008, and the dollar amount of nonperforming assets on those dates is disclosed. See page 15.

Increases in FDIC insurance…., page 17

7.	Please disclose the premiums paid in 2008 and 2009 to the FDIC.

Response

FDIC premiums paid in 2008 and 2009 have been disclosed. See page 16.

Our stock-based benefit plans…., page 21

8.	Please revise to disclose the expected 19% reduction in pro forma income for September 30, 2009, at the max adjusted level that results from the ESOP, stock award and stock option programs alone, not counting any increase in pay. Please also disclose that this produces a pro forma decrease in net income after the offering.

Response

The expected reduction in pro forma net income for September 30, 2009, due to the benefit plans and not counting any increase in pay has been disclosed. See page 20.

Management’s Discussion and Analysis., page 35

9.	If preliminary year end financial information or fourth quarter information is available when you file your next amendment, please include that preliminary information in capsule format and a brief management discussion and analysis.

Response

Please see “Recent Developments” on page 25.

Executive Officer Compensation, page 74

10.	Please revise to include the two years of information required by Item 402(n) of Regulation S-R.

Mr. William Friar

February 8, 2010

Response

Two years of compensation information have been included in the table. See page 79.

Transactions with Certain Related Persons, page 77

11.	Pursuant to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K, please revise to refer to comparable loans with persons not related to the lender.

Response

The disclosure has been revised to refer to comparable loans with persons not related to the lender. See page 82.

Note 7. Income Taxes, page F-l5

12.	You disclose that you have not implemented recently issued provisions for accounting for uncertain tax positions. Your disclosure continues on to state, “Using that guidance, as of September 30, 2009, the Bank has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.” It is unclear what you mean here and whether you are referring to the pre-existing or recently issued guidance. Please tell us why you have not implemented this recently issued accounting guidance, and tell us and revise to more clearly disclose the effect on your financial statements if you had properly implemented this accounting guidance. Additionally, please tell us how you determined the materiality of this apparent accounting error.

Response

The Financial Accounting Standards Board (FASB) issued FSP FIN 48-3 on December 30, 2008 which further delayed the effective date of FIN 48 “Accounting for Uncertainty in Income Taxes” for non-public companies until fiscal years beginning after December 15, 2008. Fairmount Bank would therefore not be required to implement provisions of FIN 48 until its fiscal year ending September 30, 2010. We have revised the language of Note 7 of the audited financial statements included in Amendment No. 1 to the S-1 Registration Statement to clarify this issue.

Exhibit 8

13.	We note that the tax opinion is not dated. The tax opinion must be current at the time of effectiveness. Please file the opinion shortly before you request effectiveness.

Response

The tax opinion has been dated as of a current date. See Exhibit 8.1.

Mr. William Friar

February 8, 2010

If you have any questions or additional comments concerning these responses, please telephone the undersigned at (202) 203-1088.

Sincerely,

/s/ Edward B. Crosland, Jr.

EBC/evg

Enclosure

cc:	David Lyon

Joseph M. Solomon